SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EDAP TMS S.A. Files

On October 8, 2009

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]   Form 40-F [    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ]  No [ X ]

This report on Form 6-K is hereby incorporated by reference in the registration statement of EDAP TMS S.A. on Forms F-3, file number 333-136811, 333-147762 and  333-152738.

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Dear EDAP Shareholders,

Recently, EDAP’s shares experienced a significant increase in price and traded volumes, following the announcement of the Company’s second quarter financial results, and more recently, the announcement of FDA approval of our latest generation Sonolith Isys lithotripter.

The Board of Directors believes that the Company's increased market capitalization and sizeable trading volumes create an opportunity, in the best interest of the Company, to redeem some or all of the convertible bonds issued in October 2007 before the maturity date. If possible, an early redemption, either wholly or partially, of this convertible debt would be a favourable step forward for the Company, particularly given the current economic environment. Of course, there can be no assurance as to our ability to achieve early redemption, which will depend on the outcome of our discussions with many stakeholders, as well as on market conditions. However, we believe this is a timely opportunity to lighten the Company’s debt service obligations, improve its balance sheet and provide the Company with added flexibility to pursue its strategic goals both in the US and outside the US: in short, maximize EDAP’s strengths for the future.

While the Company intends to stay within the original maximum dilution already authorized by the Shareholders, the Board of Directors determined that convening an Extraordinary Shareholders Meeting is necessary to provide the Company with the most flexibility to find the best solution possible for an early debt redemption, again within the already authorized maximum dilution. The resolutions that will be submitted to your approval in the October 30, 2009 Extraordinary Shareholders Meeting, have been designed to that purpose.

In the name of the Board of Directors of EDAP,
I wish to thank you for your continuous support.

Sincerely,

S/Philippe CHAUVEAU
Chairman of the Board

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EDAP TMS
A corporation with a share capital of 1,300,823,29 euros
Registered office : 4, rue du Dauphiné - Parc d’activité la Poudrette Lamartine
69120 Vaulx-en-Velin (France)
Lyon Trade and Companies Register Number 316 488 204 R.C.S.

Vaulx-en-Velin, September 30, 2009

NOTICE

On Friday October 30, 2009, the shareholders are convened to attend an Extraordinary General Meeting of the shareholders of EDAP TMS S.A., to be held:

at 10:30 am,

at EDAP TMS’s headquarters
4, rue du Dauphiné,
69120 Vaulx-en-Velin,
France

to consider the following agenda:

1.
Authorization to be granted to the Board of Directors to renegotiate the indebtedness of the Company and in particular to amend the terms of the convertible bonds with detachable warrants to purchase ordinary shares issued by the Company on October 29, 2007 (the “OCRABSA”);

2.
Amendment of the terms of the delegation of powers granted to the Board of Directors by the extraordinary general meeting of February 26, 2009 to increase the share capital, with cancellation of shareholders’ preferential subscription right in favor of OCRABSA holders;

3.
Determination of the total maximum amount applicable to the delegations of powers granted to the Board to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital;

4.
Delegation of authority to be granted to the Board to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of OCRABSA holders to be offered in exchange for the OCRABSA in the context of a private exchange offer that may be initiated by the Company;

5.
Delegation of authority to be granted to the Board to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription right in favor of OCRABSA holders who contractually waive their rights to conversion or reimbursement of all or part of their OCRABSA;

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6.
Delegation of authority to be granted to the Board to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with preferential subscription right for shareholders;

7.
Delegation of authority to be granted to the Board to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital of the Company, with cancellation of shareholders’ preferential subscription right, by means of a public offering;

8.
Delegation of authority to allow the Board of Directors to increase the share capital by issuance of shares or other securities giving access to the Company’s share capital with cancellation of shareholders’ preferential subscription rights in favor of participants in the Company’s profit sharing plans.

Yours sincerely,

The Board of Directors

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EDAP TMS
A corporation with a share capital of 1,300,823,29 euros
Registered office : 4, rue du Dauphiné - Parc d’activité la Poudrette Lamartine
69120 Vaulx-en-Velin (France)
Lyon Trade and Companies Register Number 316 488 204 R.C.S.

_____________________

Report of the Board of Directors to the
Extraordinary Shareholders’ Meeting
of October 30, 2009

Ladies and Gentlemen,

We have called this shareholders’ meeting in order to vote on the following agenda:

1.
Authorization to be granted to the Board of Directors to renegotiate the indebtedness of the Company and in particular to amend the terms of the convertible bonds with detachable warrants to purchase ordinary shares issued by the Company on October 29, 2007 (the “OCRABSA”);

2.
Amendment of the terms of the delegation of powers granted to the Board of Directors by the extraordinary general meeting of February 26, 2009 to increase the share capital, with cancellation of shareholders’ preferential subscription right in favor of OCRABSA holders;

3.
Determination of the total maximum amount applicable to the delegations of powers granted to the Board to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital;

4.
Delegation of authority to be granted to the Board to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of OCRABSA holders to be offered in exchange for the OCRABSA in the context of a private exchange offer that may be initiated by the Company;

5.
Delegation of authority to be granted to the Board to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription right in favor of OCRABSA holders who contractually waive their rights to conversion or reimbursement of all or part of their OCRABSA;

6.
Delegation of authority to be granted to the Board to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with preferential subscription right for shareholders;

7.
Delegation of authority to be granted to the Board to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital of the Company, with cancellation of shareholders’ preferential subscription right, by means of a public offering;

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8.
Delegation of authority to allow the Board of Directors to increase the share capital by issuance of shares or other securities giving access to the Company’s share capital with cancellation of shareholders’ preferential subscription rights in favor of participants in the Company’s profit sharing plans.

Prior to examining the various proposals submitted to your approval, please find below a summary of  the Company’s corporate affairs since the beginning of the current fiscal year and of the reasons that have led us to call the extraordinary general meeting.

Since the beginning of the year, the business affairs of the Company have been in line with our expectations and show encouraging results, in the lithotripsy activity as well as in the HIFU activity for the treatment of localized prostate cancer. The Company’s results of operations for the first half of 2009 were released and discussed in detail in early September.

Recently, EDAP’s shares experienced a significant increase in price and traded volumes, following the announcement of the Company’s second quarter financial results, and more recently, the announcement of FDA approval of our latest generation Sonolith Isys lithotripter.

The Board of Directors believes that this situation creates an opportunity, in the best interest of the Company, to study ways to enable the Company to redeem some or all of the convertible bonds issued in October 2007 before maturity.  Indeed, we believe that an early redemption, either wholly or partially, of this convertible debt would be a favorable step forward for the Company.  We believe this possibility would give the Company the opportunity to lighten its debt service obligations, improve its balance sheet and provide it with added flexibility to pursue its strategic goals.

With this background, and in order to conduct this renegotiation under the best conditions and in the best interest of the Company, the Board of Directors determined that convening an Extraordinary Shareholders Meeting is necessary to provide the Company with the most flexibility to conduct these negotiations, while at the same time staying within the limits of the maximum dilution you authorized at the Shareholders’ Meetings of May 22, 2007 and February 26, 2009.

Resolutions 1 to 6 submitted to your approval would enable your Board of Directors to have full power to take advantage of any opportunities to renegotiate the Company’s indebtedness and to have considerable flexibility to seize, under the best conditions, all new opportunities within the scope of this renegotiation, without having to call upon the Shareholders again.

In order to do so, your Board of Directors would also be able to use several financing authorizations (resolutions 7 and 8) which would allow the Board of Directors to increase the share capital, immediately or in the future, with or without preferential subscription rights, in order to seize new opportunities and allow the Company to increase shareholder equity.

However, the Board of Directors believes that it is important to limit, as much as possible, the dilution of the shareholders to the maximum aggregate amount of the share capital increases already authorized by the Shareholders’ Meetings of May 22, 2007 and February 26, 2009.  For this reason, the maximum aggregate amount of the share capital increases which can be realized pursuant to the authorization of February 26, 2009 and those which may be granted to the Board of Directors by this Shareholders’ Meeting, would be set at 926,437.07 euros, i.e., a maximum of 7,126,439 shares to be issued with a nominal value of 0.13 euros each, which is the same amount as the amount set by the Shareholders’ Meetings dated May 22, 2007 and February 26, 2009, after deducting the portion of the authorizations

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already used by the Board of Directors, i.e., 1,273,561 shares, corresponding to the shares issued upon conversion of a portion of the OCRABSA and interest payments on the OCRABSA made in shares, in 2008 and 2009.

We specify that the aforementioned amount may be increased, if need be, by the additional amount of the shares or securities to be issued to preserve the rights of holders of securities or other rights giving access to share capital.

We propose to review below each of the resolutions submitted below for your approval in detail.

1.
Authorization to be granted to the board of directors to renegotiate the indebtedness of the company and in particular to amend the terms of the convertible bonds with detachable warrants to purchase ordinary shares issued by the company on October 29, 2007 (the “OCRABSA”)

We remind you that the Board of Directors, during its meeting of October 29, 2007, using the delegation of authority granted to it pursuant to the tenth resolution of the combined general meeting of May 22, 2007, decided to issue 20,000 convertible bonds with detachable warrants to purchase ordinary shares (“OCRABSA”) in favor of certain named persons, representing a total amount of USD 20,000,000 in bonds.

In this context, we ask you to:

a.
authorize the Board of Directors to renegotiate the Company’s bonds and to decide, subject, to the extent necessary, to the approval of the proposed amendments by a meeting of the OCRABSA holders (the “masse”), any amendments of the terms of OCRABSA, and, as necessary, the related contractual documentation, and in particular, without limitation, any change relating to:

i.	the extension of the Maturity Date of the OCRABSA, which is currently October 28, 2012, with a maximum additional period of 24 (twenty four) months,

ii.
the Conversion Price, which is currently USD 6.57 (six US dollars and fifty seven cents), as it shall be determined by the Board of Directors, in accordance with negotiations it will have with the holders of OCRABSA, within a maximum price of USD 6.57 (six US dollars and fifty seven cents),

iii.	the implementation of any premium, in the case of early conversion of the OCRABSA, payable in cash or in shares, at the Company's option,

iv.
the interest rate applicable to the OCRABSA, which is currently 9%, upwards or downwards, including setting a variable interest rate, which may increase or decrease, in accordance with conditions that the Board of Directors shall have the power to delineate, and/or

v.	the terms and conditions of the warrants for shares (“BSA”) issued by the Company on October 29, 2007, initially attached to OCRABSA,

b.
decide that, in any case, the amendments decided by the Board of Directors in accordance with this authorization shall not result in an increase of the maximum authorization for a share capital increase provided for in the third resolution,

c.	decide that this authorization is granted for a period of eighteen (18) months from the date of this meeting,

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d.
authorize the Board of Directors to carry out all formalities necessary for the successful renegotiation of the Company’s indebtedness and to enter into all acts and take all necessary measures therefor.

2.
Amendment of the terms of the delegation of powers granted to the board of directors by the extraordinary general meeting of February 26, 2009 to increase the share capital, with cancellation of shareholders’ preferential subscription right in favor of ocrabsa holders

We remind you that the extraordinary general meeting of February 26, 2009 delegated to the Board of Directors its authority to decide the capital increase of a maximum nominal value of 390,000 euros (corresponding to a nominal value per share of 0.13 euros for a maximum of 3,000,000 new shares) in view of paying the interest on the OCRABSA in ordinary shares and as a consequence cancelled the shareholders’ preferential subscription rights to the shares that may be issued in favor of the holders of OCRABSA in accordance with that delegation of authority.

Subject to the condition precedent of the adoption of the first resolution, we propose that you:

a.
decide that the Board of Directors may use the delegation granted on February 26, 2009, as amended by this resolution, to pay the interest relating to the OCRABSA in ordinary shares and/or to pay any conversion premium that the Board of Directors may decide to implement in accordance with the terms of the first resolution and/or any other payment in shares to the holders of OCRABSA, resulting from the amendments to the terms of the OCRABSA that would be decided by the Board of Directors pursuant to the authorization granted under the first resolution above, and

b.
cancel, as necessary, the preferential subscription rights of shareholders to shares that may be issued pursuant to the delegation granted on February 26, 2009 in favor of the following category of investors: holders of OCRABSA issued and subscribed on October 29, 2007.

The other terms of the delegation granted on February 26, 2009 remain unchanged.

3.	Financing delegations to be granted to the board of directors in order to increase the share capital, immediately or in the future

We propose that you supplement the financing delegations granted to the Board of Directors at the shareholders’ meetings of May 22, 2007 and February 26, 2009 and provide your Board of Directors with new financing delegations, although we specify, in order to stay with the limits of dilution already authorized by the Shareholders’ Meetings of May 22, 2007 and February 26, 2009 (third resolution), that:

•
The maximum nominal amount of share capital increases that may be consummated pursuant to delegations granted by the shareholders on February 26, 2009 to the Board of Directors and the resolutions to be adopted by this shareholders' meeting, is set at 926,437.07 euros, i.e., a maximum number of shares that may be issued of 7,126,439 with a nominal value of 0.13 euros each. This amount is the same as the one set by the shareholders’ meetings of May 22, 2007 and February 26, 2009 after having deducted the portion of the authorizations already used by the Board of Directors, i.e., 1,273,561 shares, corresponding to the shares issued upon conversion of the OCRASBSA and interest payments on the OCRABSA made in shares, in 2008 and 2009, to which amount must be added, if need be, the additional amount of the shares or securities to be issued to preserve the rights of the holders of securities or other rights giving access to share capital, and

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•	The maximum nominal amount of debt securities which may be issued pursuant to the sixth and seventh resolutions is set at 926,437.07 euros.

The first two delegations you are asked to grant pursuant to the fourth and fifth resolutions, submitted for your approval, are consistent with the decisions that could be taken by your Board of Directors in the context of the renegotiation of the Company’s indebtedness.

The other two delegations which are the subject of the sixth and seventh resolutions, submitted for your approval, would allow the Board of Directors to respond to all opportunities to raise additional funds should it be necessary in order to finance the Company’s development.

The Board of Directors shall have all powers to implement these delegations, in accordance with the law and the Company’s by-laws, in order, without limiting the generality hereof, to determine the identity of the beneficiaries of the cancellation of shareholders’ preferential subscription rights within the aforementioned category and the number of shares to be allocated to each of them, to set the dates, the terms and conditions of any issuance, the form and characteristics of shares or securities giving access to the share capital to be issued, with or without a premium. The Board of Directors shall determine the amount to be issued, set the date of dividend rights, including retroactive, for the securities to be issued, determine the method of paying-up of the shares or securities giving access to the share capital to be issued immediately or in the future; and if need be, the strike price, the exercise period of the securities, or the terms of the exercise of the rights for exchange, conversion, repayment or attribution by other manner of shares or securities giving access to the share capital subject to the delegations submitted for your approval.

The Board of Directors shall have all powers to implement these delegations, on one or more occasions, and in such proportions and at any such times it may deem appropriate, and to issue the corresponding securities or to postpone such issuances, enter into all agreements to ensure the success of the contemplated issuances, acknowledge the completion of such issuances and amend accordingly the by-laws and more generally, to do the following:

-	determine, in accordance with applicable laws, the possible adjustments of the terms under which the securities may in the future give access to the share capital,

-	suspend, if need be, the exercise of rights attached to such securities as permitted by laws and regulations, for a maximum period of three (3) months,

-	deduct any amounts from the share premiums, in particular, the cost of any capital increases,

-	ensure in the future the protection of the rights of holders of securities giving access to the share capital of the Company in accordance with applicable laws and regulations,

-
take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto.

In the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

For each of the delegations submitted for your approval, the reports established by the Company’s statutory auditor will be read to you.

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We propose, therefore, that you examine each of the delegations below, submitted for your approval.

3.1
Delegation of authority to be granted to the Board to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of OCRABSA holders to be offered in exchange for the OCRABSA in the context of a private exchange offer that may be initiated by the Company (fourth resolution)

We propose that you delegate to the Board of Directors the authority of the extraordinary general meeting to decide, in any such proportion and at any such times it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company, which subscription might be made either in cash or by set off. Said securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors, and intended to be exchanged for OCRABSA within the framework of a private exchange offer initiated by the Company.

The issuance of preferred shares is expressly excluded from this delegation.

We ask that you set the maximum nominal amount of the share capital increases which may be consummated, immediately or in the future, pursuant to this resolution, at 926,437.07 euros, to which amount must be added, if need be, the additional amount of the shares or securities to be issued to preserve, as provided by law, the rights of the holders of securities or other rights giving access to share capital; this amount shall be applied against the aggregate maximum of 926,437.07 euros provided for above.

We ask, as a result, that you cancel the shareholders' preferential subscription rights to the shares and securities which will be issued and to reserve the subscription of shares and securities subject to this resolution in favor of the following category of persons: holders of OCRABSA issued and subscribed on October 29, 2007.

The issuance price and, as the case may be, the conversion price of securities issued pursuant to this delegation shall be determined by the Board of Directors in accordance with the negotiations it will carry out with the holders of OCRABSA.

This delegation shall automatically result in the waiver by the shareholders, in favor of holders of securities to be issued by the Board of Directors, of their preferential subscription rights to the shares to which the issued securities would entitle them.

This delegation would be granted for a period of eighteen (18) months from the date of this meeting.

3.2
Delegation of authority to be granted to the Board to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription right in favor of OCRABSA holders who contractually waive their rights to conversion or reimbursement of all or part of their OCRABSA (fifth resolution)

We propose that you delegate to the Board of Directors the authority of the extraordinary general meeting to decide, in any such proportion and at such times it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities

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giving access by any means, whether immediately and/or in the future, to the share capital of the Company, which subscription might be made either in cash or by set off. Said securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors.

The issuance of preferred shares is expressly excluded from this delegation.

We ask you to set the maximum nominal amount of the share capital increases which may be consummated, immediately or in the future, pursuant to this resolution, at 926,437.07 euros, to which amount must be added, if need be, the additional amount of the shares or securities to be issued to preserve the rights of the holders of securities or other rights giving access to share capital; this amount shall be applied against the aggregate maximum of 926,437.07 euros provided for above.

We ask, as a result, that you cancel the shareholders’ preferential subscription rights for the shares and securities which would be issued hereto and to reserve subscription of such shares and securities which are the subject of the present resolution to the following category of persons: holders of OCRABSA issued and subscribed on October 29, 2007 who would contractually waive their rights of conversion or repayment of all or part of the OCRABSA.

The issuance price, and as the case may be the conversion price of securities issued pursuant to this delegation shall be determined by the Board of Directors in accordance with the negotiations it will carry out with the holders of OCRABSA.

This delegation shall automatically result in the waiver by the shareholders, in favor of holders of securities to be issued by the Board of Directors, of their preferential subscription rights to the shares to which the issued securities entitle them.

This delegation would be granted for a period of eighteen (18) months from the date of this meeting.

3.3
Delegation of authority to be granted to the Board to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with preferential subscription right for shareholders (sixth resolution)

We propose that you delegate to the Board of Directors the authority of the extraordinary general meeting to decide, in any such proportion and at such times it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company or to the share capital of any company which may directly or indirectly hold more than half of its share capital or of which it may directly or indirectly hold more than half of the share capital, or any securities giving a right to the allocation of debt securities. Said securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set-off.

The aggregate maximum nominal amount of the capital increases which may be realized, immediately or in the future, pursuant to this resolution is set at 926,437.07 euros, to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law, the rights of the holders of securities or other rights giving access to the share capital.

This amount shall be applied against the aggregate maximum provided for in the third resolution submitted for your approval.

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We ask that you set the maximum nominal amount of debt securities which may be issued pursuant to this delegation at 926,437.07 euros, to be applied against the aggregate maximum provided for in the third resolution submitted for your approval.

The shareholders may exercise, in accordance with the law and regulatory provisions in force, their preferential subscription rights to the ordinary shares and the securities issued pursuant to the present delegation.

We ask you to decide:

•
that the Board of Directors may grant shareholders the right to subscribe to securities in excess of those they may subscribe to as of right (droit de souscription à titre réductible), which shall be exercised in proportion to their rights and within the limits of their requests,

•
that if the subscriptions as of right (souscription à titre irréductible), or as the case may be, excess subscriptions (souscription à titre réductible) have not absorbed the entire issuance of shares or other securities or debt securities, the Board of Directors may choose, in the order that seems relevant to it, one or several of the options below:

-
limit the issuance to the amount of the subscriptions received, provided that such subscription is equivalent to at least three-fourths of the initial amount of the relevant issuance as decided by the Board of Directors,

-	distribute freely all or some of the unsubscribed shares, which have not been subscribed as of right, or as the case may be, excess subscriptions,

-	offer to the public all or part of the unsubscribed securities.

We specify that transactions contemplated by this delegation may be realized at any moment, including during a tender offer and/or a standing market offer for the securities of the Company.

The delegation would be granted for a period of twenty-six (26) months from the date of this meeting.

3.4
Delegation of authority to be granted to the Board to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital of the Company, with cancellation of shareholders’ preferential subscription right, by means of a public offering (seventh resolution)

We propose that you delegate to the Board of Directors the authority of the extraordinary general meeting to decide, in any such proportion and at such times it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company or to the share capital of any company which may directly or indirectly hold more than half of its share capital or of which it may directly or indirectly hold more than half of the share capital, or any securities giving a right to the allocation of debt securities. Said securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set-off.

The issuances which may be carried out pursuant to this delegation may be realized through public offerings.

The maximum nominal amount of the capital increased which may be carried out, immediately or in the future, pursuant to this resolution, is set at 926,437.07 euros, to which amount must be added, if

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need be, the nominal amount of the additional shares or securities to be issued to preserve the rights of the holders of securities or other rights giving access to the share capital, which amount shall be applied against the aggregate maximum provided for in the third resolution submitted to your approval.

The maximum nominal amount of debt securities which may be issued pursuant to this delegation is set at 926,437.07 euros, which amount shall be applied against the aggregate maximum provided for in the third resolution submitted for your approval.

We ask you to cancel the shareholders' preferential subscription rights to the shares and/or any securities and/or any debt securities to be issued, in accordance with applicable law.

The price of shares or securities issued pursuant to this delegation shall be determined by the Board of Directors in accordance with negotiations it will have with investors, (specifying, however, that if the shares of the Company are admitted for trading on a regulated market when this delegation is used, the price shall be set in accordance with the provisions of article L. 225-136-1° of French Commercial code).

This delegation shall automatically result in the waiver by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them, in favor of holders of securities to be issued by the Board of Directors.

We specify that transactions contemplated in this resolution may be realized at any moment, including during a tender offer and/or a standing market offer for the securities of the Company.

The delegation would be granted for a period of twenty-six (26) months from the date of this meeting.

4.
Delegation of authority to allow to the board of directors to increase the share capital by issuance of shares or other securities giving access to the Company’s share capital with cancellation of shareholders’ preferential subscription rights in favor of participants in the Company’s profit sharing plans (eighth resolution)

We propose, in accordance with, on the one hand, the provisions of articles L. 225-129-6 and L.225-138-1 of the French Commercial code, and on the other hand, the provisions of articles L.3332-1 et seq. of the French Labor code to:

a.
delegates to the Board of Directors the powers necessary to increase the share capital, on one or more occasions, by a maximum nominal value of 6,500 euros representing a maximum of 50,000 new shares, by issuing shares or other securities giving access to the Company's share capital reserved for participants in one or more company profit sharing plans (or other plan whereby articles L. 3332-18 to L.3332-24 of the French Labor code allow a share capital increase to be reserved for them, under equivalent conditions) put in place within a company or group of companies, which group is composed of the Company and of French and foreign companies entering within the scope of consolidation or combination of the financial statements of the Company through application of articles L. 3344-1 and L. 3344-2 of the French Labor code; it being specified that the total amount of share capital increases that may be carried out pursuant to this resolution immediately or in the future shall be subject to the aggregate maximum provided for in the third resolution above,

b.	set the term of validity of the delegation that is the subject of this resolution, as twenty-six (26) months from the date of this meeting,

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c.
decide that the issue price of the new shares or other securities giving access to the share capital shall be determined in compliance with the objective methods applicable for share valuations by taking into account, with an appropriate weighting for each case, the accounting net result, profitability and the enterprise’s outlook in accordance with the provisions of article L.3332-20 of the French Labor code, with a maximum discount within legal and regulatory limitations and as determined by the Board of Directors, it being specified that the Board of Directors may reduce the aforementioned discount as it deems appropriate,

d.
authorize the Board of Directors to grant to the beneficiaries indicated above, for no consideration, in addition to shares or other securities giving access to the share capital to be subscribed for in cash, shares or other securities giving access to the share capital to be issued or already issued, in total or partial substitution of the aforementioned discount and/or the employer’s contribution (abondement); it being specified that the advantage resulting from this grant shall not exceed the legal and regulatory provisions of articles L.3332-18 to L.3332-24 and L.3332-11 to 3332-13 of the French Labor code,

e.
decide to cancel, in favor of the abovementioned beneficiaries, the shareholders' preferential subscription rights to shares or securities giving access to the share capital the issuance of which is the subject this delegation, said shareholders further waiving, in the event of a free grant of shares or securities giving access to the share capital to the abovementioned beneficiaries, all rights to said shares or securities giving access to the share capital, including any part of capitalized premiums, reserves or profits, which would derive from the free grant of such securities, pursuant to this resolution,

f.
authorize the Board of Directors, in accordance with the provisions of this resolution, to transfer shares to participants in company profit sharing plans as provided for in article L.3332-24 of the French Labor code,

g.	decide that the Board of Directors shall have all powers to implement this delegation, within the limitations and subject to the conditions specified above, and in particular, to:

-
determine, under the conditions set by law, the list of companies whose above-mentioned beneficiaries shall be able to subscribe for issued shares and benefit from the free grant of shares or other securities, if any,

-
decide that the subscriptions may be carried out directly by the beneficiaries, participants in company profit sharing plans, or through mutual funds or other structures or entities permitted under applicable laws and regulations,

-	determine the conditions, notably regarding seniority, that beneficiaries of capital increases must satisfy,

-	set the opening and closing dates for subscriptions,

-
determine the amounts of issuances that may be realized as a result of this authorization and set in particular the issue prices, dates, periods, terms and conditions of subscription, payment, delivery and rights of the securities (including retroactive), the rules of reduction applicable in the event of an oversubscription, as well as all other terms and conditions of the issuances, within the applicable legal and regulatory restrictions,

-
in the case of a free grant of shares or other securities giving access to the share capital, to determine the number of shares or other securities to be issued, the number to allocate to each beneficiary, and to determine the dates, periods, terms and conditions of the grant of such shares or other securities within the applicable legal and regulatory restrictions and, in particular, to choose either to fully or partially substitute the giving of such shares or securities for the maximum discounts provided for above for the determination of the price set out above, or to allocate the counter-value of such shares and securities for the total amount of the allocation (abondement), or to combine both possibilities,

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-
in the event of the issuance of new shares, deduct, if necessary, from the reserves, profits or issue premium, the sums required for said paying-up of the shares, acknowledge the completion of the capital increase pursuant to this authorization, amend the by-laws accordingly and more generally carry out all necessary formalities,

-	acknowledge the completion of each capital increase up to the amount of the shares that are actually subscribed,

-
if necessary, allocate the costs of capital increases to the amount of premiums related thereto and withdraw from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,

-
enter into any agreements, carry out, directly or through an agent, any transactions and terms, including performing formalities following the capital increases and subsequent modifications of by-laws,

-
generally, enter into all agreements, in particular for the successful completion of the contemplated transactions, take all measures and perform all formalities necessary for the issue, listing and financial services of the securities issued pursuant to this delegation as well as the exercise of rights attached thereto or which follow any completed capital increases, and

h.
decide that this authorization replaces any prior authorization granted to the Board of Directors to increase the Company's share capital through issuance of shares reserved for participants in profit sharing plans, without preferential subscription right in favor of the members, effective from this day and for the value of any unused proportion of such prior delegation.

The Board of Directors would like to remind you that this resolution complies with the conditions set forth in the French Commercial code.  However, your Board of Directors considers, taking into account the organization of the Company, that this proposal is not in line with the employee profit sharing plan policy implemented by the Company.  Consequently, we recommend that you do not vote in favor of this resolution submitted for your approval.

In this context, we ask you to vote on the above-mentioned resolutions proposed by your Board.

The Board of Directors

This document is not an offer to purchase, or a solicitation of an offer to buy OCRABSA, shares or any other securities.  There can be no guarantee that the Board of Directors will undertake, or if it does undertake that it will be successful in, a renegotiation of the terms of the OCRABSA.  Furthermore, there can be no assurance that any such renegotiation, if it is undertaken will be completed, or if it is completed that it will result in a favorable outcome for the Company or its shareholders.

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EDAP TMS
A corporation with a share capital of 1,300,823,29 euros
Registered office : 4, rue du Dauphiné - Parc d’activité la Poudrette Lamartine
69120 Vaulx-en-Velin (France)
Lyon Trade and Companies Register Number 316 488 204 R.C.S.

Project of Resolutions
to the Extraordinary Shareholders’ Meeting
of October 30, 2009

First resolution (Authorization to be granted to the Board of Directors to renegotiate the indebtedness of the Company and in particular to amend the terms of the convertible bonds with detachable warrants to purchase ordinary shares issued by the Company on October 29, 2007 (the “OCRABSA”)).

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the Auditors’ Special Report,

after having reminded the Shareholders’ Meeting that the Board of Directors, during its meeting of October 29, 2007, using the delegation of authority granted to it pursuant to the tenth resolution of the combined general meeting of May 22, 2007, decided to issue 20,000 convertible bonds with detachable warrants to purchase ordinary shares (“OCRABSA”) in favor of certain named persons, representing a total amount of USD 20,000,000 in bonds,

1.           authorizes the Board of Directors to renegotiate the Company’s bonds and to decide, subject, to the extent necessary, to the approval of the proposed amendments by the meeting of OCRABSA holders (the “masse”), any amendments of the terms of OCRABSA, and, as necessary, the related contractual documentation, and in particular, without limitation, any change relating to:

(i) the extension of the Maturity Date of the OCRABSA, which is currently October 28, 2012, with a maximum additional period of 24 (twenty four) months,

(ii) the Conversion Price, which is currently USD 6.57 (six US dollars and fifty seven cents), as it shall be determined by the Board of Directors, in accordance with negotiations it will have with the holders of OCRABSA, within a maximum price of USD 6.57 (six US dollars and fifty seven cents),

(iii) the implementation of any premium, in the case of early conversion of the OCRABSA, payable in cash or in shares, at the Company's option,

 (iv) the interest rate applicable to the OCRABSA, which is currently 9%, upwards or downwards, including, by setting a variable interest rate, which may increase or decrease, in accordance with conditions that the Board of Directors shall have the power to set out, and/or

(v) the terms and conditions of the warrants for shares (“BSA”) issued by the Company on October 29, 2007, initially attached to OCRABSA,

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2.           decides that, in any case, the amendments decided by the Board of Directors in accordance with this authorization shall not result in an increase of the maximum authorization for a share capital increase provided for in the third resolution,

3.           decides that this authorization is granted for a period of eighteen (18) months from the date of this meeting,

4.           authorizes the Board of Directors to carry out all formalities necessary for the successful renegotiation of the Company’s indebtedness and to enter into all acts and take all necessary measures therefor.

Second resolution (Amendment of the terms of the delegation of powers granted to the Board of Directors by the extraordinary general meeting of February 26, 2009 to increase the share capital, with cancellation of shareholders’ preferential subscription rights in favor of OCRABSA holders).

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

noting that the share capital is fully paid-up,

having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129 et seq. of the French Commercial code, in particular articles L.225-129-2 and L.225-138 of the French Commercial code,

having reminded the Shareholders’ Meeting that the extraordinary general meeting of February 26, 2009 delegated to the Board of Directors its authority to decide the capital increase of a maximum nominal value of 390,000 euros (corresponding to a nominal value per share of 0.13 euros for a maximum of 3,000,000 new shares) in view of paying the interest on the OCRABSA in ordinary shares and as a consequence cancelled the shareholders’ preferential subscription rights to the shares that may be issued in favor of the holders of OCRABSA in accordance with that delegation of authority, subject to the condition precedent of the adoption of the first resolution,

1.           decides that the Board of Directors may use the delegation granted on February 26, 2009, as amended by this resolution, to pay the interest relating to the OCRABSA in ordinary shares and/or to pay any conversion premium that the Board of Directors may decide to implement in accordance with the terms of the first resolution and/or any other payment in shares to the holders Of OCRABSA, resulting from the amendments to the terms of the OCRABSA that would be decided by the Board of Directors pursuant to the authorsation granted under the first resolution above,

2.           cancels, as necessary, the preferential subscription rights of shareholders to shares that may be issued pursuant to the delegation granted on February 26, 2009 in favor of the following category of investors: holders of OCRABSA issued and subscribed on October 29, 2007,

3.           decides that the other terms of the delegation granted on February 26, 2009, remain unchanged and reminds the Shareholders’ Meeting that the said delegation, granted for a period of eighteen (18) months, shall expire on August 26, 2010.

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Third resolution (Determination of the total maximum amount applicable to the delegations of powers granted to the Board to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital).

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors,

decides that:

•
The maximum nominal amount of share capital increases that may be consummated pursuant to delegations granted by the shareholders on February 26, 2009 to the Board of Directors and the fourth to eighth resolutions, is set at 926,437.07 euros, i.e., a maximum number of shares of 7,126,439 with a nominal value of 0.13 euros each. This amount is the same as the one set by the shareholders’ meetings of May 22, 2007 and February 26, 2009 after having subtracted the portion of the authorizations already used by the Board of Directors, i.e., 1,273,561 shares, to which amount must be added, if need be, the additional amount of the shares or securities to be issued to preserve the rights of the holders of securities giving access to share capital or other rights giving access to share capital,

•	The maximum nominal amount of debt securities which may be issued pursuant to the sixth and seventh resolutions is set at 926,437.07 euros.

Fourth resolution (Delegation of authority to be granted to the Board to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of OCRABSA holders to be offered in exchange for the OCRABSA in the context of a private exchange offer that may be initiated by the Company).

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

noting that the share capital is fully paid-up,

having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129, L.225-129-2, L. 225-138, L. 228-91 et seq of the French Commercial code,

1.           delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company, which subscription might be made either in cash or by set off. Said securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors, and intended to be exchanged for OCRABSA within the framework of a private exchange offer initiated by the Company,

2.           decides that the issuance of preferred shares is expressly excluded from this delegation,

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3.           decides that the maximum nominal amount of the share capital increases which may be consummated, immediately or in the future, pursuant to this resolution, is set at 926,437.07 euros, to which amount must be added, if need be, the additional amount of the shares or securities to be issued to preserve, as provided by law, the rights of the holders of securities giving access to share capital; this amount shall be applied against the aggregate maximum of 926,437.07 euros such as provided in the third resolution above,

4.           decides to cancel the shareholders' preferential subscription rights to the shares and securities which will be issued and to reserve subscription of shares and securities subject to this resolution in favor of the following category of persons: holders of OCRABSA issued and subscribed on October 29, 2007,

5.           decides that the issuance price, and as the case may be the conversion price of securities issued pursuant to this delegation shall be determined by the Board of Directors in accordance with the negotiations it will carry out with the holders of OCRABSA,

6.           acknowledges and decides that this delegation shall automatically result in the waiver by the shareholders, in favor of holders of securities to be issued by the Board of Directors, of their preferential subscription rights to the shares to which the issued securities would entitle them,

7.           decides that the Board of Directors shall have all powers to implement this delegation, in accordance with the law and the Company’s by-laws, in order, in particular, without limiting the generality hereof, to determine the identity of the beneficiaries of the cancellation of shareholders’ preferential subscription rights within the aforementioned category and the number of shares to be allocated to each of them, to set the dates, the terms and conditions of any issuance, the form and characteristics of shares or securities giving access to the share capital to be issued, with or without a premium. The Board of Directors shall determine the amount to be issued, set the date of dividend rights, including retroactive, for the securities to be issued, determine the method of paying-up of the shares or securities giving access to the share capital to be issued immediately or in the future; and if need be, the strike price, the exercise period of the securities, or the terms of the exercise of the rights for exchange, conversion, repayment or attribution by other manner of shares or securities giving access to the share capital pursuant to this delegation,

8.           decides that the Board of Directors shall have all powers to implement this delegation, on one or more occasions, and in such proportions and at any such times it may deem appropriate, and to issue the corresponding securities or to postpone such issuances, enter into all agreements to ensure the success of the contemplated issuances, acknowledge the completion of such issuances and amend accordingly the by-laws and more generally, to do the following:

-	determine, in accordance with applicable laws, the possible adjustments of the terms under which the securities may in the future give access to the share capital,

-	suspend, if need be, the exercise of rights attached to such securities as permitted by laws and regulations, for a maximum period of three (3) months,

-	deduct any amounts from the share premiums, in particular, the cost of any capital increases,

-	ensure in the future the protection of the rights of holders of securities giving access to the share capital of the Company in accordance with applicable laws and regulations,

-
take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

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9.           decides the present delegation is granted for a period of eighteen (18) months from the date of this meeting,

10.         acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

Fifth resolution (Delegation of authority to be granted to the Board to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription right in favor of OCRABSA holders who contractually waive their rights to conversion or reimbursement of all or part of their OCRABSA)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

noting that the share capital is fully paid-up,

having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129, L.225-129-2, L. 225-138 and L. 228-91 et seq of the French Commercial code,

1.           delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company, which subscription might be made either in cash or by set off. Said securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors,

2.           decides that the issuance of preferred shares is expressly excluded from this delegation,

3.           decides that the maximum nominal amount of the capital increases which can be consummated, immediately or in the future, pursuant to this resolution, is set at 926,437.07 euros, to which amount must be added, if need be, the additional nominal amount of the shares or securities to be issued, in the event of new financing transactions, in order to preserve the rights of the holders of securities giving access to share capital; this amount shall be applied against the aggregate maximum of 926,437.07 euros provided for in the third resolution above,

4.           decides therefore to cancel the shareholders’ preferential subscription rights for the shares and securities which would be issued hereto and to reserve subscription of such shares and securities which are the subject of the present resolution to the following category of persons: holders of OCRABSA issued and subscribed on October 29, 2007 who would contractually waive their rights of conversion or repayment of all or part of the OCRABSA,

5.           decides that the issuance price, and as the case may be the conversion price of securities issued pursuant to this delegation shall be determined by the Board of Directors in accordance with the negotiations it will carry out with the holders of OCRABSA,

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6.           acknowledges and decides that this delegation shall automatically result in the waiver by the shareholders, in favor of holders of securities to be issued by the Board of Directors, of their preferential subscription rights to the shares to which the issued securities entitle them,

7.           decides that the Board of Directors shall have all powers to implement this delegation of its authority, in accordance with the law and the Company’s by-laws, in order, in particular, without limitation, to determine the identity of beneficiaries of the cancellation of shareholders’ preferential subscription rights within the aforementioned category and the number of shares to be allocated to each of them, to set the dates, terms and conditions of such issuances, the form and characteristics of shares or securities giving access to the share capital to be issued, with or without a premium. The Board of Directors shall determine the amounts to be issued, set the date of dividend rights, including retroactive, for the securities to be issued, determine the method of paying-up and if need be, the strike price and exercise period of the securities or the terms of the exchange, conversion, repayment, or attribution by any other manner of shares or securities giving access to the share capital pursuant to this delegation,

8.           decides that the Board of Directors shall have all powers to implement this delegation, on one or more occasions, and in such proportions and at any such times it may deem appropriate, and to issue the corresponding securities or to postpone such issuances, enter into all agreements to ensure the success of the contemplated issuances, acknowledge the completion of such issuances and amend accordingly the by-laws and more generally, to do the following:

-	determine, in accordance with applicable laws, the possible adjustments of the terms under which the securities may in the future give access to the share capital,

-	suspend, if need be, the exercise of rights attached to such securities as permitted by laws and regulations, for a maximum period of three (3) months,

-	deduct any amounts from the share premiums, in particular, the cost of any capital increases,

-	ensure in the future the protection of the rights of holders of securities giving access to the share capital of the Company in accordance with applicable laws and regulations,

-
take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

9.           decides that the present delegation is granted for a period of eighteen (18) months from the date of this meeting,

10.         acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations.

Sixth resolution (Delegation of authority to be granted to the Board to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital, with preferential subscription right for shareholders).

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings and noting that the share capital is fully paid-up,

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having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129-2, L.225-129-4, L. 225-134, L. 228-92 and L. 228-93 of the French Commercial code,

1.           delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company or to the share capital of any company which may directly or indirectly hold more than half of its share capital or of which it may directly or indirectly hold more than half of the share capital, or any securities giving a right the to allocation of debt securities. Said securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

2.           decides that the aggregate maximum nominal amount of the capital increases which may be consummated, immediately or in the future, pursuant to this resolution is set at 926,437.07 euros, to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve, as provided by law, the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital,

3.           decides that this amount shall be applied against the aggregate maximum provided for in the third resolution above,

4.           decides to set the maximum nominal amount of debt securities which may be issued pursuant to this delegation at 926,437.07 euros, to be applied against the aggregate maximum provided for in the third resolution above,

5.           decides that the shareholders may exercise, in accordance with the law and regulatory provisions in force, their preferential subscription rights to the ordinary shares and the securities issued pursuant to the present delegation,

6.           decides that the Board of Directors may grant shareholders the right to subscribe to securities in excess of those they may subscribe to as of right (droit de souscription à titre réductible), which shall be exercised in proportion to their rights and within the limits of their requests,

7.           decides that if the subscriptions as of right (souscription à titre irréductible), or as the case may be, excess subscriptions (souscription à titre réductible) have not absorbed the entire issuance of shares or of securities or debt securities, the Board of Directors may choose, in the order that seems relevant to it, one or several of the options below:

-
limit the issuance to the amount of the subscriptions received, provided that such subscription is equivalent to at least three-fourths of the initial amount of the relevant issuance as decided by the Board of Directors,

-	distribute freely all or some of the unsubscribed shares, which have not been subscribed as of right, or as the case may be, excess subscriptions,

-	offer to the public all or part of the unsubscribed securities,

8.           specifies that transactions contemplated by this delegation may be consummated at any moment, including during a tender offer and/or a standing market offer for the securities of the Company,

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9.           decides that the Board of Directors shall have all powers to implement this delegation, in accordance with law and the Company’s by-laws, in order, in particular, to decide the dates, terms and conditions of issuances, the form and characteristics of shares or securities giving access to the share capital or debt securities to be issued, with or without a premium. The Board of Directors shall in particular determine the amount to be issued, set the date of dividend rights, including retroactive, for the securities to be issued, determine the method of paying-up of the shares or securities giving access to the share capital to be issued immediately or in the future; if need be, the strike price and exercise period of the securities or the terms of the exercise of the rights for exchange, conversion, repayment, or attribution by other manner of shares or securities giving access to the share capital pursuant to this delegation,

10.         decides that the Board of Directors shall have all powers to implement this delegation, on one or more occasions, and in such proportions and at any such times it may deem appropriate, and to issue the corresponding securities or to postpone such issuances, enter into all agreements to ensure the success of the contemplated issuances, acknowledge the completion of such issuances and amend accordingly the by-laws and more generally, to do the following:

-	determine, in accordance with applicable laws, the possible adjustments of the terms under which the securities may in the future give access to the share capital,

-	suspend, if need be, the exercise of rights attached to such securities as permitted by laws and regulations, for a maximum period of three (3) months,

-	deduct any amounts from the share premiums, in particular, the cost of any capital increases,

-	ensure in the future the protection of the rights of holders of securities giving access to the share capital of the Company in accordance with applicable laws and regulations,

-
take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

11.         acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations,

12.         decides the present delegation is granted for a period of twenty-six (26) months from the date of this meeting.

Seventh resolution (Delegation of authority to be granted to the Board to increase the share capital, by issuance of shares or other securities giving access to the Company’s share capital of the Company, with cancellation of shareholders’ preferential subscription right, by means of a public offering)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings and noting that the share capital is fully paid-up,

having considered the report of the Board of Directors and the Auditors’ Special Report,

pursuant to the provisions of articles L. 225-129, L. 225-129-2, L.225-129-4, L. 225-135, L. 225-136 and L. 228-91 et seq of the French Commercial code,

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1.           delegates its authority to the Board of Directors to decide, under any such proportion and at any such periods it may deem appropriate, one or several capital increases by issuance of, in France or abroad, ordinary shares of the Company or any securities giving access by any means, whether immediately and/or in the future, to the share capital of the Company or to the share capital of any company which may directly or indirectly hold more than half of its share capital or of which it may directly or indirectly hold more than half of the share capital, or any securities giving a right the to allocation of debt securities. Said securities may be issued in euros, in foreign currencies or in any monetary units whatsoever established by reference to several currencies, at the option of the Board of Directors and which subscription may be made either in cash or by set off,

2.           decides the issuances which may be carried out pursuant to this delegation may be realized through a public offering,

3.           decides that the maximum nominal amount of the capital increased which may be carried out, immediately or in the future, pursuant to this resolution, is set at 926,437.07 euros, to which amount must be added, if need be, the nominal amount of the additional shares or securities to be issued to preserve the rights of the holders of securities giving access to the share capital and other rights giving access to the share capital, which amount shall be applied against the aggregate maximum provided for in the third resolution above,

4.           decides to set at 926,437.07 euros the maximum nominal amount of debt securities which may be issued pursuant to this delegation, which amount shall be applied against the aggregate maximum provided for in the third resolution,

5.           decides to cancel the shareholders' preferential subscription rights to the shares and/or any securities and/or any debt securities to be issued, in accordance with applicable law,

6.           decides that the price of shares or securities issued pursuant to this delegation shall be determined by the Board of Directors in accordance with negotiations it will have with investors (specifying, however, that if the shares of the Company are admitted for trading on a regulated market when this delegation is used, the price shall be set in accordance with the provisions of article L. 225-136-1° of French Commercial code),

7.           acknowledges and decides that this delegation shall automatically result in the waiver by the shareholders of their preferential subscription rights to the shares to which the issued securities entitle them, in favor of holders of securities to be issued by the Board of Directors,

8.           specifies that transactions contemplated in this resolution may be carried out at any moment, including during a tender offer and/or a standing market offer for the securities of the Company,

9.           decides that the Board of Directors shall have all powers to implement this delegation, in accordance with law and the Company’s by-laws, in order, in particular, to decide the dates, terms and conditions of issuances, the form and characteristics of shares or securities giving access to the share capital or debt securities to be issued, with or without a premium. The Board of Directors shall in particular determine the amount to be issued, set the date of dividend rights, including retroactive, for the securities to be issued, determine the method of paying-up of the shares or securities giving access to the share capital to be issued immediately or in the future; if need be, the strike price and exercise period of the securities or the terms of the exercise of the rights for exchange, conversion, repayment, or attribution by other manner of shares or securities giving access to the share capital pursuant to this delegation,

10.           decides that the Board of Directors shall have all powers to implement this delegation, on one or more occasions, and in such proportions and at any such times it may deem appropriate, and to

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issue the corresponding securities or to postpone such issuances, enter into all agreements to ensure the success of the contemplated issuances, acknowledge the completion of such issuances and amend accordingly the by-laws and more generally, to do the following:

-	determine, in accordance with applicable laws, the possible adjustments of the terms under which the securities may in the future give access to the share capital,

-	suspend, if need be, the exercise of rights attached to such securities as permitted by laws and regulations, for a maximum period of three (3) months,

-	deduct any amounts from the share premiums, in particular, the cost of any capital increases,

-	ensure in the future the protection of the rights of holders of securities giving access to the share capital of the Company in accordance with applicable laws and regulations,

-
take all measures and perform all formalities required in light of the issuance, listing and financial services for the securities issued pursuant to this resolution and the exercise of rights attached thereto,

11.         acknowledges that, in the event that the Board of Directors uses the delegation of authority granted to it under this resolution, it shall report to the next shareholders’ general meeting on the use made by it of such delegation, in accordance with applicable laws and regulations,

12.         decides the present delegation is granted for a period of twenty-six (26) months from the date of this present meeting.

Eighth resolution (Delegation of authority to allow to the Board of Directors to increase the share capital by issuance of shares or other securities giving access to the Company’s share capital with cancellation of shareholders’ preferential subscription rights in favor of participants in the Company’s profit sharing plans)

The Shareholders’ Meeting, having satisfied the conditions of quorum and majority required for extraordinary general meetings,

having considered the report of the Board of Directors and the Auditors’ Special Report,

in accordance with, on the one hand, the provisions of articles L. 225-129-6 and L.225-138-1 of the French Commercial code, and on the other hand, the provisions of articles L.3332-1 et  seq. of the French Labor code:

1.           delegates to the Board of Directors the powers necessary to increase the share capital, on one or more occasions, by a maximum nominal value of 6,500 euros representing a maximum of 50,000 new shares, by issuing shares or other securities giving access to the Company's share capital reserved for members of one or more company profit sharing plans (or other plan whereby articles L. 3332-18 to L.3332-24 of the French Labor code allow a share capital increase to be reserved for them, under equivalent conditions) put in place within a company or group of companies, which group is composed of the Company and of French and foreign companies entering within the scope of consolidation or combination of the financial statements of the Company through application of articles L. 3344-1 and L. 3344-2 of the French Labor code; it being specified that the total amount of share capital increases that may be carried out pursuant to this resolution immediately or in the future shall be subject to the aggregate maximum provided for in the third resolution above,

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2.           sets the term of validity of the delegation that is the subject of this resolution, as twenty-six (26) months from the date of this meeting,

3.           decides that the issue price of the new shares or other securities giving access to the share capital shall be determined in compliance with the objective methods applicable for share valuations by taking into account, with an appropriate weighting for each case, the accounting net result, profitability and the company’s outlook in accordance with the provisions of article L.3332-20 of the French Labor code, with a maximum discount within legal and regulatory limitations and as determined by the Board of Directors, it being specified that the Board of Directors may reduce or eliminate the aforementioned discount as it deems appropriate,

4.           authorizes the Board of Directors to grant to the beneficiaries indicated above, for no consideration, in addition to shares or other securities giving access to the share capital,  to subscribe in cash, shares or other securities giving access to the share capital to be issued or already issued, in total or partial substitution of the aforementioned discount and/or the employer’s contribution (abondement); it being specified that the advantage resulting from this grant shall not exceed the legal and regulatory provisions provided for in articles L. 3332-18 to L. 3332-24 and L. 3332-11 to 3332-13 of the French Labor code,

5.           decides to cancel, in favor of the abovementioned beneficiaries, the shareholders' preferential subscription rights to shares or securities giving access to the share capital the issuance of which is the subject this delegation, said shareholders further waiving, in the event of a free grant of shares or securities giving access to the share capital to the abovementioned beneficiaries, all rights to said shares or securities giving access to the share capital, including any part of capitalized premiums, reserves or profits, which would derive from the free grant of such securities, pursuant to this resolution,

6.           authorizes the Board of Directors, in accordance with the provisions of this resolution, to transfer shares to participants in company profit sharing plans as provided for in article L.3332-24 of the French Labor code,

7.           decides that the Board of Directors shall have all powers to implement this delegation, within the limitations and subject to the conditions specified above, and in particular, to:

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determine, under the conditions set by law, the list of companies whose above-mentioned beneficiaries shall be able to subscribe for issued shares and benefit from the free grant of shares or other securities, if any,

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decide that the subscriptions may be carried out directly by the beneficiaries, participants in company profit sharing plans, or through mutual funds or other structures or entities permitted under applicable laws and regulations,

-	determine the conditions, notably regarding seniority, that beneficiaries of capital increases must satisfy,

-	set the opening and closing dates for subscriptions,

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determine the amounts of issuances that may be carried out as a result of this authorization and set in particular the issue prices, dates, periods, terms and conditions of subscription, payment, delivery and rights of the securities (including retroactive), the rules of reduction applicable in the event of an oversubscription, as well as all other terms and conditions of the issuances, within the applicable legal and regulatory restrictions,

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in the case of a free grant of shares or other securities giving access to the share capital, to determine the number of shares or other securities to be issued, the number to allocate to each beneficiary, and to determine the dates, periods, terms and conditions of the grant of such shares or other securities within the applicable legal and regulatory restrictions and, in particular, to choose either to fully or partially substitute the giving of such shares or securities for the maximum discounts provided for above for the determination of the price set out above, or to allocate the counter-value of such shares and securities for the total amount of the allocation (abondement), or to combine both possibilities,

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in the event of the issuance of new shares, deduct, if necessary, from the reserves, profits or issue premium, the sums required for said paying-up of the shares, acknowledge the completion of capital increase pursuant to this authorization, amend the by-laws accordingly and more generally carry out all necessary formalities,

-	acknowledge the completion of each capital increase up to the amount of the shares that are actually subscribed pursuant to this authorization,

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if necessary, allocate the costs of capital increases to the amount of premiums related thereto and withdraw from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase,

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enter into any agreements, carry out, directly or through an agent, any transactions and terms, including performing formalities following capital increases and subsequent modifications of by-laws,generally, enter into all agreements, in particular for the successful completion of the contemplated transactions, take all measures and perform all formalities necessary for the issue, listing and financial services of the securities issued pursuant to this delegation as well as the exercise of rights attached thereto or which follow any completed capital increases,

8.           decides that this authorization replaces any prior authorization granted to the Board of Directors to increase the Company's share capital through issuance of shares reserved for participants in profit sharing plans, without preferential subscription right in favor of the members, effective from this day and for the value of any unused proportion of such prior delegation.

This document is not an offer to purchase, or a solicitation of an offer to buy OCRABSA, shares or any other securities.  There can be no guarantee that the Board of Directors will undertake, or if it does undertake that it will be successful in, a renegotiation of the terms of the OCRABSA.  Furthermore, there can be no assurance that any such renegotiation, if it is undertaken will be completed, or if it is completed that it will result in a favorable outcome for the Company or its shareholders.

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▼ FOLD AND DETACH HERE ▼

EDAP TMS S.A.

Instructions to THE BANK OF NEW YORK MELLON, as Depositar

Must be received prior to 5:00 PM (New York City Time) on October 22, 2009

The undersigned Holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the Deposited EDAP TMS S.A. Shares represented by such Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business on September 29, 2009 at the Extraordinary General Meeting of EDAP TMS S.A. to be held in France, on October 30, 2009 at 10:30 am in respect of the resolutions specified in the enclosed Notice of Meeting.

NOTES:

Instructions as to voting on the specified resolutions should be indicated by an "X" in the appropriate box. If no Voting Instruction Card is received by the Depositary from an Owner with respect to any of the Shares represented by American Depositary Shares on or before the Receipt Date, or if the Voting Instruction Card is improperly completed or blank, or if the voting instructions included in the Voting Instruction Card are illegible or unclear, such Owner shall be deemed to have instructed the Depositar to vote such Shares and the Depositary shall vote such Shares in favor of any resolution proposed or approved by the Board of Directors of the Company and against any resolution not so proposed or approved.

Address Change/Comments (Mark the corresponding box on the reverse side)

BNYM SHAREHOLDER SERVICES
PO BOX 3549
S HACKENSACK NJ 07606-9249

(Continued and to be marked, dated and signed, on the other side)

WO# 59748

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date :
EDAP TMS S.A.

/S/ MARC OCZACHOWSKI
MARC OCZACHOWSKI
CHIEF EXECUTIVE OFFICER

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